UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16

Under the Securities Exchange Act of 1934

For the Month of April 2022

Commission file number 001-14184

B.O.S. Better Online Solutions Ltd.

(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 7535825, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

B.O.S. Better Online Solutions Ltd.

The Press Release that is attached to this Form 6-K, is hereby incorporated by reference into all effective Registration Statements filed by us under the Securities Act of 1933, as amended, to the extent not superseded by documents or reports subsequently filed or furnished.

The following exhibit is attached:

99.1	Press Release: BOS Reports a 60% Growth in Orders Received in the First Quarter of the Year 2022.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd.
(Registrant)

By:	/s/ Moshe Zeltzer
Moshe Zeltzer
Chief Financial Officer

Dated: April 26, 2022

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release: BOS Reports a 60% Growth in Orders Received in the First Quarter of the Year 2022.

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